Exhibit 99.5
NEWS RELEASE
FOR IMMEDIATE RELEASE
October 19, 2006

Extendicare Inc. Appoints John Buono as Chief Financial Officer of its
U.S. Subsidiary Assisted Living Concepts, Inc.

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today the appointment of John Buono to the position of Senior Vice President and Chief Financial Officer of Assisted Living Concepts, Inc. (ALC), effective October 16. Extendicare is in the final stages of its Plan of Arrangement (the “Arrangement”) which will, among other things distribute ALC to its shareholders. Upon completion of the Arrangement, ALC will be a separate publicly held company whose Class A common shares will be listed on the New York Stock Exchange (NYSE).

ALC is currently a wholly owned subsidiary of Extendicare Inc.

Mr. Buono’s past experience includes management consulting at Wind Lake Solutions, Inc., where he designed and implemented a number of new accounting systems. Prior to that Mr. Buono was Chief Financial Officer and Secretary of Total Logistics, Inc., a NASDAQ listed company until it was sold to SuperValu Inc. in 2005. His prior experience also includes Corporate Director - Accounting and Assistant Treasurer of Sybron International, Inc. and Senior Accountant at Deloitte, Haskins and Sells. Mr. Buono is a Certified Public Accountant and has a Masters of Business Administration from Marquette University.

“ALC is pleased to welcome Mr. Buono,” said Laurie Bebo, President and Chief Executive Officer of ALC. “With his strong financial background we expect Mr. Buono will be a valuable contributor as ALC commences trading on the NYSE as an independent company.”

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company into a Canadian real estate investment trust and the distribution of Assisted Living Concepts, Inc. will be subject to and conditional upon, among other things, court approval, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com